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                            June 21, 2021

       Ann Gugino
       Chief Financial Officer
       Papa John's International, Inc.
       2002 Papa John   s Boulevard
       Louisville , Kentucky 40299

                                                        Re: Papa John's
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 27, 2020
                                                            Filed February 25,
2021
                                                            File No. 000-21660

       Dear Ms. Gugino:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 27, 2020

       Discussion of Operating Results, page 37

   1. Please revise the bolded table caption "Adjusted operating income" to "Total" or something similar to
avoid labeling each column total as "Adjusted operating income."
 Ann Gugino
FirstName
Papa John'sLastNameAnn     Gugino
            International, Inc.
Comapany
June       NamePapa John's International, Inc.
     21, 2021
June 21,
Page 2 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Discussion of Operating Results
North American Franchising Segment, page 37

2. Please quantify factors to which changes are attributed. For example, you state the increase in North America Franchising Segment was due to higher comparable sales and a higher effective royalty rate. Refer to Item 303(b) of Regulation S-K. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Caroline Oyler